Exhibit 23.2
Independent Auditors’ Consent
We consent to the incorporation by reference in the registration statement on Form S-8 of Encore Energy Partners LP of our report dated April 27, 2007, with respect to the statements of revenues and direct operating expenses of the Anadarko Elk Basin Operations, for each of the years in the three-year period ended December 31, 2006, which report appears in the Form S-1/A of Encore Energy Partners LP filed on August 28, 2007.
These statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The statements are not intended to be a complete presentation of the Anadarko Elk Basin Operations.
/s/ KPMG LLP
Houston, Texas
October 26, 2007